(Check One): ☐ Form 10-K ☐ Form 20-F ☐ Form 11-K ☒ Form 10-Q ☐ Form 10-D ☐ Form N-SAR ☐ Form N-CSR	UNITED STATES SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549 FORM 12b-25 NOTIFICATION OF LATE FILING

Commission File Number: 000-25711

For Period Ended: April 1, 2007
☐ Transition Report on Form 10-K
☐ Transition Report on Form 20-F
☐ Transition Report on Form 11-K
☐ Transition Report on Form 10-Q
☐ Transition Report on Form N-SAR

For the Transition Period Ended:

Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

PART I — REGISTRANT INFORMATION

Extreme Networks, Inc.

Full Name of Registrant

N/A

Former Name if Applicable

3585 Monroe Street

Address of Principal Executive Office (Street and Number)

Santa Clara, California 95051

City, State and Zip Code

PART II — RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

☒	(a)	The reason described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;
☐	(b)	The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and
☐	(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III — NARRATIVE

State below in reasonable detail why Forms 10-K, 20-F, 11-K, 10-Q, 10-D, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period. (Attach extra Sheets if Needed)

As disclosed in its press release dated September 15, 2006 and its current report on Form 8-K dated September 15, 2006, the board of directors of Extreme Networks, Inc. (the “Company”) has established a special committee to review the company’s historical practices for stock option grants and the accounting for option grants. Until the special committee has completed its review, the Company will be unable to file its Form 10-Q. The Company intends to file its Form 10-Q as soon as practicable after the special committee has completed its review, and the Company has been able to document, review and have audited the applicable accounting and tax treatments.

PART IV — OTHER INFORMATION

(1)	Name and telephone number of person to contact in regard to this notification

Karen M. Rogge, Senior Vice President and Chief Financial Officer (Name)	(408) (Area Code)	579-2800 (Telephone Number)

2)	Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed ? If answer is no, identify report(s). Yes ☐ No ☒

As disclosed in its press release dated September 27, 2006 and its current report on Form 8-K dated September 27, 2006, the Company has not filed an Annual Report on Form 10-K for the fiscal year ended July 2, 2006. However, on September 15, 2006, the Company filed a Notification of Late Filing on Form 12b-25 with respect to such Annual Report on Form 10-K. Further, as disclosed in its press release dated November 16, 2006 and its current report on Form 8-K dated November 16, 2006, the Company has not filed a Quarterly Report on Form 10-Q for the fiscal quarter ended October 1, 2006. However, on November 13, 2006, the Company filed a Notification of Late Filing on Form 12b-25 with respect to such Quarterly Report on Form 10-Q. Further, as disclosed in its press release dated February 22, 2007 and its current report on Form 8-K dated February 22, 2007, the Company has not filed a Quarterly Report on Form 10-Q for the fiscal quarter ended December 31, 2006. However, on February 9, 2007, the Company filed a Notification of Late Filing on Form 12b-25 with respect to such Quarterly Report on Form 10-Q.

(3)	Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof? Yes ☒ No ☐

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

The special committee investigation is not yet complete and the Company is still in the process of assessing and reviewing with its independent registered public accounting firm the potential financial impact of the facts developed in the course of the investigation to date. However, as the Company disclosed in its January 8, 2007 press release and its current report on Form 8-K dated January 8, 2007, based on the special committee’s review, the Company and the Audit Committee have reached a preliminary conclusion that the appropriate measurement dates for financial accounting purposes of certain stock option grants differ from the recorded grant dates of those awards. The evaluation and review with respect to the accounting impact resulting from the change in measurement dates for certain stock option grants is still ongoing. However, the Company and the Audit Committee have concluded, after consultations with management and independent advisors, that additional non-cash charges for stock-based compensation expense will be required that will be material with respect to certain fiscal periods. The Company expects to restate certain historical financial statements to record the additional stock-based compensation expense and related tax impacts, and will also evaluate any other unrecorded adjustments previously determined to be immaterial. Accordingly, the financial statements, related notes and selected financial data and all financial press releases and similar communications issued by the Company and the related reports of the independent registered public accounting firm relating to fiscal periods 2000 through 2005 and the first, second and third quarters of 2006 should no longer be relied upon. With respect to the Form 10-Q for the fiscal quarter ended April 1, 2007, although it is possible that a significant change in results of operations from the corresponding period for the last fiscal year may be reflected by the earnings statements to be included in such Form 10-Q, because the Company’s evaluation of this accounting impact, and review thereof by the Company’s independent registered public accounting firm, is not complete, at this time no reasonable estimate can be made of any such changes in results.

Extreme Networks, Inc.

(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date: May 10, 2007	By	/s/ Karen M. Rogge
Karen M. Rogge
Senior Vice President, Chief Financial Officer

2